08054478

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

Washington, DC
100

Received SEC
JUN 3 0 2008
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date 6-24-08
June 24, 2008

By Barbara W Schaefer
Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2008, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2007.

Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2008

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Financial Statements as of and for the Years Ended
December 31, 2007 and 2006, Supplemental Schedule as of
December 31, 2007, and Report of Independent Registered
Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program:

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2008

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Investments:		
Program interest in Master Trust (Notes 2 and 3)	$ 124,819,761	$ 133,007,779
Participant loans	594,854	624,885
Net assets available for benefits at fair value	125,414,615	133,632,664
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 3)	(108,760)	370,281
NET ASSETS AVAILABLE FOR BENEFITS	$ 125,305,855	$ 134,002,945

See accompanying notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Program interest in Master Trust investment income (loss) (Note 3):		
Net (depreciation) appreciation in fair value of investments	$ (2,623,926)	$ 9,015,624
Interest and dividends	8,285,916	7,159,344
Interest on participant loans	43,027	31,504
Total additions	5,705,017	16,206,472
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	14,399,896	10,090,183
Other	2,211	3,805
Total deductions	14,402,107	10,093,988
NET (DECREASE) INCREASE	(8,697,090)	6,112,484
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	134,002,945	127,890,461
End of year	$125,305,855	$134,002,945

See accompanying notes to the financial statements.

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the Company) and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Interest rates on loans currently outstanding range from 4.00% to 9.00%. Principal and interest is paid ratably through monthly payroll deductions.

Participant Accounts — Individual accounts are maintained for each Program participant. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan. A Required Minimum Distribution Option is available at age 70-½.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Program's provisions.

Program Administration — The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the Corporation). All administrative expenses of the Program are paid by the Corporation, except investment management fees which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Account Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Program states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust. Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Participant loans are valued at their carrying value, which approximates fair value.

Investments in the Union Pacific Fixed Income Fund include fully benefit-responsive guaranteed investment contracts (GIC). These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Distributions to Participants — Distributions are recorded when paid.

3. MASTER TRUST

At December 31, 2007 and 2006, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund and for investing in Union Pacific common stock. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The Programs's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2007 and 2006:

Master Trust	**2007**	**2006**
Investments at fair value as determined by quoted market price:		
Common stocks	$ 317,777,932	$ 294,081,545
Mutual funds	1,623,697,532	1,458,131,587
	1,941,475,464	1,752,213,132
Investments at estimated fair value:		
Guaranteed investment contracts	360,169,912	384,315,774
Money market mutual funds	97,191,277	64,620,318
	457,361,189	448,936,092
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,588,888)	4,761,536
Investments in Master Trust	$2,397,247,765	$2,205,910,760
Program's portion of investments	$ 124,711,001	$ 133,378,060
Portion allocated to the Program	5.20 %	6.05 %

Investment income for the Master Trust for the years ended December 31, 2007 and 2006, is as follows:

Master Trust Investment Income	**2007**	**2006**
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 100,322,250	$ 37,509,525
Mutual funds	23,947,875	120,943,125
	124,270,125	158,452,650
Interest and dividends	103,857,983	82,632,445
Total investment income of Master Trust	$ 228,128,108	$ 241,085,095
Program's portion of Master Trust investment income	$ 5,661,990	$ 16,174,968

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. VFTC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Master Trust and may not terminate the contracts at an amount less than contract value. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2007	**2006**
Average yields:		
Based on annualized earnings	4.43 %	4.16 %
Based on range of interest rate credited to participants	2.85 % to 5.42 %	2.50 % to 5.58 %

The Program's interest in the Master Trust's investments that represented five percent or more of the Program's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Vanguard 500 Index Fund	$ 20,221,693	$ 21,241,413
Vanguard Windsor Fund	33,536,217	42,447,645
Union Pacific Fixed Income Fund	24,544,971	30,256,630

4. TAX STATUS

The Program has obtained a tax determination letter dated July 1, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Company and Program management believe that the Program and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

5. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Union Pacific Railroad Company (UPRR), Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The UPRR may direct VFTC either to distribute the Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $2,180,883 and $3,462,666, respectively. During the year ended December 31, 2007, the Program recorded dividend income of $62,355.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006
Net assets available for benefits per the financial statements	$ 125,305,855	$ 134,002,945
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	108,760	(370,281)
Net assets available for benefits per the Form 5500 - at fair value	$ 125,414,615	$ 133,632,664

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Column B	Column C	Column E
Identify of Issue or Borrower, Lessor or Similar Party	**Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value**	**Current Value**
* Participant Loans	Interest rates of 4.0% to 9.0%, maturity dates of 2008 to 2021	$ 594,854

*Represents a party-in-interest.

END